MAIL STOP 3561

May 2, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments 10-K filed on March 24, 2006
Risk Factors, page 11

1. It appears to be premature to call your self a development stage company as you do not yet own any producing properties or properties with proved reserves. Please revise your document.

Form 14A Proxy Statement filed on March 27, 2006
Selected Summary of Historic and Pro-Forma Consolidated Financial Information of Tandem,
page 15

2. Tell us if you include production and ad valorem taxes as part of the lease operating
    expenses.

3. We note you indicate Tandem had a 50% increase in production and a 2.5 times increase
    in proved reserves from 2004 to 2005. We assume this is due to the acquisition of
    Shamrock Energy. Please disclose the reasons for these large increases in such a short
    period of time in a footnote to the Pro-Forma Consolidated Financial Information.

4. Please include all information required by Industry Guide 2 for the required periods.

The Merger Proposal, page 32
Reasons for the Merger, page 34
Potential for Future Growth, page 34

5. You state that management of Tandem believes there are substantial additional reserves
    contained within its existing assets and properties. Supplementally, tell us why the
    management of Tandem believes this and the names and qualifications of the individuals
    making this assessment for Tandem. Tell us if any of the purchase price was allocated to
    unproved reserves and, if so, how much.

Unaudited Pro Forma Condensed Consokdated Financial Statements for the Year Ended
December 31, 2005, page 53 and Capital Expenditures, page 81

6. With a view toward disclosure explain how the estimated capital expenditure of $26.2
    million dollars can be provided from current operations when revenues in 2005 were
    $13.7 million and cash flow from operations for 2005 was $6.3 million.

Business of Tandem, page 69
Business Strategy, page 70

7. You statement that Tandem's lease holdings "have afforded it with numerous drilling
    opportunities it has identified and potentially a large number of drilling opportunities not
    yet identified" is confusing. If you have not yet identified the potential drilling

opportunities they should not be included in the document. Please revise the document accordingly.

Employees, page 73

8. We note that as of January 1, 2006 Tandem's senior vice president – engineering, Todd M. Yocham, and its vice president – operations, Toben Scott, were both listed in the Society of Petroleum Engineer's membership directory as employees of Fasken Oil & Ranch, Ltd. in Midland, Texas. Mr. Yocham is listed as Senior Vice President and Mr. Scott is listed as a drilling engineer for Fasken.   Please disclose how long they have been employees of Tandem and if they are still employed by Fasken.   We may have further comments.

Description of Properties, page 74

9. Please include your working and net interest in each field.

Reserve Report Summary, page 75

10. Please clarify the disclosure on reserve determination. You state that the reserve quantities are based on estimates prepared by Tandem Engineers but that Tandem engaged Williamson Petroleum Consultants. Disclose the amount and extent of work performed by each.

Tandem's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76
Results of Operations, page 77

11. You state that Tandem anticipates production for 2006, excluding new production from development or acquisition activities, to remain relatively constant with levels achieved at the end of 2005. Please provide the basis of this statement. Tell us if the Williamson Petroleum Consultants' report indicated production from proved producing reserves would not decline from 2005 to 2006.

Proved Reserves, page 80

12. Please disclose the amount of reserves that are classified as proved developed.

13. Please include the SEC definition of proved reserves as found in Rule 410(a) of Regulation S-X.

Critical Accounting Policies, page 82
Significant Estimates and Assumptions, page 83
Oil and Gas Reserves, page 83

14. Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8
Oil and Gas Reserve Information, page F-21

15. Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

16. Please revise your reserve reconciliation table to disclose 2004 reserves and oil and gas reserves separately as required by FASB 69. Also, include the amount of proved developed oil and gas reserves for each year.

General

17. As previously requested by phone please provide supplementally all reserve reports from Williamson Petroleum Consultants, Tandem's in house engineers and management and Shamrock Energy. We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500